UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of October 2013.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant's name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. Nidec to Acquire Honda Elesys Co., Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2013
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
IR@nidec.com

Released on October 30, 2013, in Kyoto, Japan

Nidec to Acquire Honda Elesys Co., Ltd.

Nidec Corporation (NYSE: NJ, the “Company” or “Nidec”) today announced that it has agreed to acquire all of the shares of Honda Elesys Co., Ltd. (“Elesys”) from its shareholders, Honda Motor Co., Ltd. (“Honda”), NEC Corporation, Showa Corporation and Nissin Kogyo Co., Ltd. (the shareholders are correctly referred to as the “Shareholders”) (the “Transaction”).  For this purpose, the Company entered into a stock purchase agreement (the “Stock Purchase Agreement”) with each of the Shareholders as of today.

1.      Purpose and background of the Transaction

With its fundamental business strategy to specialize in the area of various motors and other products that “spin and move” and in the area of related application products, equipment and parts, Nidec Group has developed its business in a wide range of markets for motors, including information technology, automotive motors, home appliances, commercial and industrial equipment and others.

The Company began to expand its automotive motor business in December 2006 by acquiring the Motors & Actuators business (currently, Nidec Motors & Actuators) from Valeo S.A., a French company.  Since then, as one of its priority strategic areas, Nidec Group has actively engaged in acquisitions of automotive motor businesses, including the acquisition of Jiangsu Kaiyu Auto Appliance Co., Ltd. (currently, Nidec Kaiyu Auto Electric (Jiangsu) Co., Ltd.) in December 2012 and the expected acquisition by Nidec Sankyo Corporation, a subsidiary of Nidec, of Mitsubishi Materials C.M.I. Corporation pursuant to a basic agreement signed in September 2013.

Elesys, the subject company of the Stock Purchase Agreement, is a subsidiary of Honda and one of the world-leading electronics system manufacturers that develops, manufactures and sells electronic control units for automobiles.

In the market of electric power steering (EPS) motors, integration with electronic control unit (power-pack) is increasingly required.  By combining the Company’s EPS motors with Elesys’ electronic control units (ECU), the motor business has the potential to be transformed into a module business, facilitating a great stride for the Company toward the Company’s goal to be the “world’s top global mega supplier” in the area of automotive components.

The Company anticipates extensive synergies in the Transaction.  In particular, given the increasing power-packing of every automotive motor (in addition to EPS, motors for engine cooling fans (ECF), power windows (W/L) and sun roofs (S/R), etc.), Elesys’ advanced ECU control technology is expected to improve the Company’s motor performance further and enable low cost and high performance, with a great potential for expansion in the power-pack business with respect to EPS, ECF, W/L and S/R, etc.  The Company is aiming to enter into the main traction motor market for electric/hybrid cars in the future, and the Transaction is expected to enable the Company to make proposals for new systems in that market.  In addition to product technologies, synergies with global development of business, development and manufacturing bases are also expected.

Additionally, the Company expects to expand its business through collaborations with its group companies that manufacture automobile-related products, such as combining sensor cameras of Nidec Copal Corporation with millimeter wave radar of Elesys, transmission control unit of Nidec Tosok Corporation with control system of Elesys, and overhead display monitor of Nidec Sankyo Corporation with control system of Elesys.

By utilizing Nidec Group’s sales network for automotive motors, sales synergies are also anticipated as Elesys is expected to have a greater opportunity to sell its products beyond the Honda group.

Elesys is a front-runner of research and development in the area of advanced safety technologies (adaptive cruise control, lane keeping assist, motion adaptive EPS and collision damage mitigation system, etc.).  This area will be further explored by utilizing the management resources of Nidec Group.

2.      Information on Elesys

(1)	Company Name:	Honda Elesys Co., Ltd.
(2)	President:	Katsuhiko Takebe
(3)	Headquarters:	North Square I, Yokohama Business Park 134 Godo-cho, Hodogaya-ku, Yokohama City, Kanagawa
(4)	Locations of Operation:	Utsunomiya Office (manufacturing and procurement) Utsunomiya Development Center (development)
(5)	Overseas Subsidiaries:

Elesys North America Inc. (Atlanta, Georgia, the United States)

Zhongshan Elesys Co., Ltd. (Zhongshan City, Guangdong Province, China)

Elesys Asia Co., Ltd. (Amata Nakorn Industrial Estate, Chonburi Province, Thailand)

(6)	Principal Businesses:	Development, manufacturing and sale of automobile electronic control units for car bodies
(7)	Employees:	742 (as of the end of March 2013, consolidated)
(8)	Capital Amount:	JPY 1.95 billion
(9)	Outstanding Shares:	72,000 shares
(10)	Major Shareholders (%):	Honda (60.8%), NEC Corporation (33.4%), Showa Corporation (2.9%) and Nissin Kogyo Co., Ltd. (2.9%)
(11)	Sales:	JPY 33.2 billion (in the fiscal year ending March 2013)
(12)	Net Assets:	JPY 13.3 billion (in the fiscal year ending March 2013)
(13)	Total Assets:	JPY 21.2 billion (in the fiscal year ending March 2013)

3.      Information on Transaction

　(1)　Consideration

Cash

　(2)　Payment and Funding

Cash on hand

　(3)　Transaction Structure

Nidec will acquire all of the shares of Elesys from the Shareholders.

　(4)　Time Schedule

The Transaction will be closed by the end of March 2014 (planned).  The closing date may be changed depending on the status of approvals to be obtained from authorities.

4.      Information on Honda

(1)	Company Name:	Honda Motor Co., Ltd.
(2)	Headquarters:	2-1-1, Minami-Aoyama, Minato-ku, Tokyo
(3)	President:	President, CEO & Representative Director, Takanobu Ito
(4)	Principal Businesses:	Research, Development, Manufacturing and Sale of Transportation Machinery (Motorcycles, Automobiles and General-purpose Products, etc.)
(5)	Capital Amount:	JPY 86 billion (as of the end of March 2013)
(6)	Establishment:	September 1948

5.      Effect on Financial Performance for the Current Fiscal Year

Nidec intends to make appropriate disclosure of the impact of the Transaction described herein on its consolidated financial performance for the current fiscal year and announce any changes to its financial performance forecasts in accordance with the applicable rules of the Tokyo Stock Exchange once such details are determined.

Cautionary Statement Concerning Forward-Looking Information

This press release contains forward-looking statements regarding the intent, belief, strategy, plans or expectations of the Nidec Group or other parties. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, including, but not limited to, the risks to successfully completing the planned transaction, the anticipated benefits of the planned transaction not being realized, changes in general economic conditions particularly in the automobile, information technology, home appliance, industrial and commercial machinery and equipment, computer and related product markets, shifts in technology or user preferences for particular technologies, and changes in business and regulatory environments. The Nidec Group does not undertake any obligation to update the forward-looking statements contained herein or the reasons why actual results could differ from those projected in the forward-looking statements except as required by law.

-###-

3